OPERATING AGREEMENT

OF

SURF ATL LLC

DATED AS OF
AUGUST 25, 2021

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER SIMILAR LAWS OR ACTS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE MEMBERSHIP INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS.

OPERATING AGREEMENT
SURF ATL LLC

THIS OPERATING AGREEMENT (this "Agreement") of Surf ATL LLC (the "Company") is made and entered into effective as of August 25, 2021 by and among SPENCER BROOME, ROBERT HANSON, and those other Persons who shall hereafter be admitted to the Company as members by executing a Joinder Agreement (each, a "Member," and, collectively, the "Members").

RECITALS

WHEREAS, the Company was formed on September 8, 2020 as a limited liability company pursuant to the Georgia Limited Liability Company Act by filing the Articles of Organization with the Secretary of State of the State of Georgia;

WHEREAS, the parties hereto desire to enter into this Agreement to provide for, among other things, (i) the admission of one or more Members into the Company, (ii) the payment of capital contributions by the Members to the Company, (iii) the allocation of profits and losses and distribution of cash flow and other proceeds of the Company amongst the parties, (iv) the respective rights, obligations, and interests of the parties hereto to each other and to the Company, and (v) certain other matters, all as more particularly described herein.

NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby covenant and agree as follows:

ARTICLE I
DEFINITIONS

1.1   The following terms have the meanings hereinafter indicated whenever used in this Agreement with initial capital letters:

"1933 Act" has the meaning set forth in Section 7.7(a) hereof.

"Act" shall mean the Georgia Limited Liability Company Act, Section 14-11-100, *et seq.*

"Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and (i)(5) of the Regulations; *and*

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Regulations.

The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Advisors" has the meaning set forth in Section 6.11.

"Advisory Board" has the meaning set forth in Section 6.11.

"Advisory Board Agreement" has the meaning set forth in Section 6.11.

"Affiliate" shall mean, with respect to any Person, (a) a spouse, descendant or ancestor of such Person; (b) any partnership of which such Person is a general partner; (c) any trust or estate in which such Person has a substantial beneficial interest, or of which such Person serves as trustee or in some other fiduciary capacity, or of which such Person is the grantor; (d) any corporation or organization (i) in which such Person is, directly or indirectly, the beneficial owner of fifty percent (50.00%) or more of any class of equity interest therein, or (ii) which is, directly or indirectly, the beneficial owner of fifty percent (50.00%) or more of any class of equity interest in such Person; (e) any officer or director of such Person, or any Person who is, directly or indirectly, the beneficial owner of fifty percent (50.00%) or more of any class of equity interest in such Person; and (f) any entity which controls, is controlled by, or is under common control with, the Person. For purposes of this definition, "control" when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting interests, by contract or otherwise, and the terms "controlling" and "controlled" will have meanings correlative to the foregoing.

"Agreement" has the meaning set forth in the preamble hereto.

"Available Cash" of the Company means any and all cash received by the Company, less: (a) all cash expenditures incurred or to be incurred in connection with Company transactions; (b) amounts that the Company is required by any valid and binding agreement with any person or otherwise by law, or the Company otherwise intends, to use to purchase or otherwise acquire property to replace the property disposed of for the business and the purpose of the Company under this Agreement or to repay any other indebtedness for borrowed money or other liability secured by the property disposed of; (c) debt service payments made in accordance with the terms of any loans to the Company; (d) the satisfaction of any other Company indebtedness in accordance with its terms; and (e) such cash reserves as the Manager reasonably establishes in furtherance of the Company's purposes as set forth in Section 2.5 hereof or for working capital and funding of other cash requirements and contingencies, including contingencies and reserves relating to the dissolution of the Company.

"BBA Audit Rules" shall mean the Subchapter C of Chapter 63 of Subtitle F of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, and any successor statutes thereto or Regulations promulgated or official guidance issued thereunder.

"Capital Account" of a Member shall consist of the cash and the Capital Account Asset Value of property contributed by such Member to the Company (net of any liability secured by contributed property that the Company is considered to assume or take subject to under Code Section 752) plus such Member's share of Net Profits, less (a) all distributions to and withdrawals by such Member (not including the repayment of loans and any interest thereon) and (b) such Member's share of Net Losses. In the event of a distribution of property other than cash, the Capital Account of the distributee Member shall be charged with the Capital Account Asset Value of the distributed property (net of any liability secured by the distributed property that such Member is considered to assume or take subject to under Code Section 752). Upon the transfer of all or part of an interest hereunder, the Capital Account of the transferor Member that is attributable to the transferred interest shall carry over to the transferee Member. The foregoing provisions hereof and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Member), are computed to comply with such regulations, the Manager may make such modification, provided that the modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Articles V and XI hereof upon the dissolution of the Company. The Manager also shall make (i) any adjustments necessary to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) any appropriate modifications in the event that unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"Capital Account Asset Value" with respect to any Company asset shall mean the value placed on such asset in connection with the maintenance of Capital Accounts and shall be that asset's adjusted basis for federal income tax purposes except as follows:

(a)   The Capital Account Asset Value of assets contributed to the capital of the Company by a Member shall be the fair market value of the contributed assets on the date of contribution, as determined by the Manager;

(b)   The Capital Account Asset Value of Company assets shall be increased or decreased to reflect any adjustments to the adjusted basis of the assets pursuant to Code Section 734(b) or 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided, however*, that Capital Account Asset Values of Company assets shall not be adjusted pursuant to this clause (b) to the extent that the Manager makes an adjustment pursuant to clause (c) hereof in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (b);

(c)   The Capital Account Asset Value of all Company assets shall be adjusted to equal their respective fair market values as determined by the Manager upon the occurrence of any of the following events: (i) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for all or a portion of a Member's Membership Interest; (iii) the acquisition of an additional Membership Interest by any new or existing Member as consideration for the provision of services to or for the benefit of the Company as contemplated in Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii); and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   The Capital Account Asset Value of any Company asset shall be adjusted by any Depreciation taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses; *and*

(e)   The Capital Account Asset Value of any Company asset distributed to any Member shall be adjusted to the fair market value of the asset on the date of distribution as determined by all the Members.

"Capital Contribution" shall mean the amount of cash and the Capital Account Asset Value of any property (net of any liability secured by such property that the Company is considered to assume or take subject to under Code Section 752) contributed by a Member to the Company pursuant to Article III of this Agreement.

"Cause" shall mean, with respect to the Manager, fraud, gross negligence, willful misconduct, breach of fiduciary duty, breach of this Agreement, or violation of applicable law in each case which has a material adverse effect on the Company; *provided, however*, that, in the case of a breach of this Agreement or a breach of applicable law, Cause shall not exist (a) if the Manager has not received notice of such material breach or violation, or (b) if such notice has been received by such Manager, the Manager has, within thirty (30) days of receipt of such notice, begun to take reasonable action to cure such breach or violation and thereafter continues to take such reasonable action and effects such cure within a reasonable period of time.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Units" shall mean the Units having the privileges, preferences, duties, liabilities, obligations and rights specified with respect to "Common Units" in this Agreement.

"Company" shall mean Surf ATL LLC, a Georgia limited liability company.

"Depreciation" shall mean for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for the Fiscal Year or other period; *provided*, *however*, that if the Capital Account Asset Value of an asset differs from that asset's adjusted basis for federal income tax purposes at the beginning of a Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to the beginning Capital Account Asset Value of such asset as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to the beginning adjusted tax basis of such year except as otherwise required by Regulations Section 1.704-3(d)(2); *provided*, *further*, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Capital Account Asset Value using a reasonable method under Code Section 704(c) selected by the Manager in its reasonable discretion.

"Election Notice" has the meaning set forth in Section 9.6(b) hereof.

"Exiting Member" has the meaning set forth in Section 9.6(a) hereof.

"Fiscal Year" of the Company shall be the calendar year.

"Liquidating Trustee" shall mean the Manager or such other Person appointed by the Manager to act in the capacity as provided in Article XI hereof.

"Majority Consent" shall mean the prior written consent or approval of those Members holding, in the aggregate, more than fifty percent (50.00%) (or such other specified percentage, if any) of the Units held by all of the Members entitled to vote on the matter in question.

"Manager" has the meaning set forth in the preamble hereto.

"Member" shall mean, collectively, those Persons set forth on Exhibit A attached to this Agreement, as amended from time to time, together with all Persons to whom the Membership Interest of a Member is transferred and who is admitted to the Company pursuant to the terms of this Agreement; and reference to a "Member" shall mean any one of the Members.

"Membership Interest" shall mean a Member's entire interest in the Company (which shall be represented by Units), including any and all benefits to which such Member is entitled pursuant to this Agreement, together with all obligations of such Member to comply with the terms and conditions of this Agreement.

"Member Loan" has the meaning set forth in Section 3.3 hereof.

"Memorandum" shall mean that certain Confidential Private Placement Memorandum of the Company, as amended and restated from time to time.

"Minimum Gain" shall mean the sum of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain. A Member's share of Minimum Gain shall be the sum of their share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain.

"Net Profits" or "Net Losses" shall mean the Company's taxable income or loss determined in accordance with Code Section 703(a) for each of its Fiscal Years or other periods, with the following adjustments:

(a)   Such Net Profits or Net Losses shall be computed as if items of tax-exempt income and nondeductible, noncapital expenditures under Code Sections 705(a)(1)(B) and 705(a)(2)(B) were included in the computation of taxable income or loss. For purposes of calculating Net Profits or Net Losses, the following items shall be treated as Code Section 705(a)(2)(B) expenditures: (i) amounts paid or incurred to organize the Company, except for amounts with respect to which an election is properly made under Code Section 709(b); and (ii) any deduction for a loss on a sale or exchange of Company property that is disallowed to the Company under Code Sections 267(a)(1) or 707(b).

(b)   In the event that the Capital Account Asset Value of any Company asset is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses.

(c)   Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Capital Account Asset Value of the Company asset disposed of, notwithstanding that the adjusted tax basis of such Company asset differs from its Capital Account Asset Value.

(d)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year.

(e)   Notwithstanding any other provision of this Agreement, any items that are specially allocated pursuant to Article IV shall not be taken into account in computing Net Profits or Net Losses.

"Nonrecourse Deductions" has the meaning specified in Regulations Section 1.704-2(b)(1).

"Partner Nonrecourse Debt" has the meaning specified in Regulations Section 1.704-2(b)(4).

"Partner Nonrecourse Debt Minimum Gain" has the meaning specified in Regulations Section 1.704-2(i)(3).

"Partner Nonrecourse Deductions" has the meaning specified in Regulations Section 1.704-2(i)(2).

"Partnership Minimum Gain" has the meaning specified in, and shall be determined in accordance with, Regulations Section 1.704-2(d).

"Partnership Representative" shall mean the Person designated as the "partnership representative" under the BBA Audit Rules.

"Person" shall mean an individual, partnership, joint venture, association, corporation, limited liability company, trust, or any other legal entity.

"Preferred Members" shall mean those Members holding Preferred Units.

"Preferred Return" shall mean, with respect to each Member holding Preferred Units, a return, calculated in the form of an annual cumulative (non-compounded) interest, on such Member's Unreturned Capital. The Preferred Return shall accrue on all Capital Contributions made by such Member from the date on which such Member's Capital Contributions were each received by the Company.

"Preferred Units" shall mean the Units having a distribution preference and held by the Preferred Members, if any, having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Preferred Units" in this Agreement.

"Regulations" shall mean the Federal Income Tax Regulations promulgated under the Code as amended from time-to-time.

"Regulatory Allocations" has the meaning set forth in Section 4.3(f) hereof.

"Reserves" shall mean all amounts held by the Company in reserve for the purpose of satisfying obligations of the Company and any other purpose as approved by the Manager.

"Subscription and Joinder Agreements" shall mean the Subscription Agreement and/or the Joinder Agreement, as the context requires, executed by each Member in form and substance satisfactory to the Manager evidencing their agreement to be bound hereby.

"Subsidiary" shall mean any partnership, association, trust, corporation, limited liability company, limited partnership, or other entity in which the Company holds an ownership interest, directly or indirectly through one or more intermediate entities.

"Supermajority Consent" shall mean the prior written consent or approval of those Members holding, in the aggregate, more than sixty-six and sixty-seven hundredths percent (66.67%) (or such other specified percentage, if any) of the Units held by all Members entitled to vote on the matter in question.

"Transfer" shall mean a sale, exchange, transfer, assignment, pledge, encumbrance, conveyance, or other disposition of a Membership Interest, or a right to share in the Net Profits or Net Losses of the Company or to receive distributions from the Company.

"Transfer Notice" has the meaning set forth in Section 9.6(a) hereof.

"Transferred Units" has the meaning set forth in Section 9.6(a) hereof.

"Units" shall be representative of the ownership of a Membership Interest, which shall include all types and classes of Units, including any Preferred Units, the Common Units, and any additional types and classes of Units the Manager may create. All of the Units owned by a particular Member shall constitute that Member's entire Membership Interest in the Company.

"Unreturned Capital" shall mean, with respect to any Preferred Member as of any date of determination, (a) the aggregate amount of all Capital Contributions previously made by such Preferred Member, *less* (b) the aggregate amount that has previously been returned to such Preferred Member pursuant to Section 5.1(b) hereof.

"Working Capital Reserve" has the meaning set forth in Section 3.9 hereof.

1.2   Generic Terms. Unless the context clearly indicates otherwise, where appropriate, the singular shall include the plural and the masculine shall include the feminine or neuter, and vice versa, to the extent necessary to give the terms defined in this Article I and the terms otherwise used in this Agreement their proper meanings.

ARTICLE II
FORMATION AND PURPOSE

2.1   Name. The name of the Company shall be, and the business of the Company shall be conducted under the name, Surf ATL LLC.

2.2   Registered Office and Agent. The registered office and registered agent shall be determined by the Manager from time-to-time in accordance with the Act.

2.3   Principal Place of Business. The principal office of the Company, and the office at which the records of the Company are maintained, shall be determined by the Manager from time-to-time in accordance with the Act.

2.4   Term. The Company was formed on the date its Articles of Organization were filed with the Secretary of State of the State of Georgia and shall continue until any date as determined by the Manager, acting with the consent of the Advisory Board, if any.

2.5   Purposes of Company.

(a)   The purposes of the Company shall be to develop and operate a surfing-based outdoor adventure park and pursue related business opportunities, including, but not limited to, those business opportunities described in the Memorandum.

(b)   The Company may engage in other activities and businesses incidental to the purposes of the Company as may be necessary or desirable, in the opinion of the Manager, to promote and carry out the purposes of the Company, as set forth above; *provided, however*, that, without Supermajority Consent: (i) the purposes of the Company shall not be changed, and (ii) the Company shall not engage in any substantial business endeavor other than those consistent with the purposes of the Company, or incidental thereto.

2.6 _Tax Status_. The Members intend that the Company shall be treated as a partnership for federal and state tax purposes, rather than an association taxable as a corporation.

ARTICLE III
MEMBERSHIP AND CAPITALIZATION

3.1 _Capital Contributions, Units_. The Members shall be listed on _Exhibit A_ attached hereto, as maintained by the Manager and from time to time amended and supplemented in accordance with this Agreement. As of the date of this Agreement, each Member shall hold the number and class of Units set forth on _Exhibit A_, which shall be amended by the Manager without the consent of any Member from time to time so that it sets forth the then-current list of Members and their respective Units.

(a) Each additional Person admitted as a Member of the Company and issued Units after the date of this Agreement shall make Capital Contributions to the Company, in cash, in such amounts and on or before such dates as set forth in their respective Subscription and Joinder Agreements. Each Member shall be issued Units in the amount set forth in their respective Subscription and Joinder Agreements. Subject to the authorization of additional Units pursuant to Section 3.8 hereof, the Company is currently authorized to issue up to an additional 21,666.67 Units above and beyond the 28,333.33 Common Units which have already been issued to the Manager and Robert Hanson (for a maximum total of 50,000 authorized Units as of the date of this Agreement), and such authorized Units may be comprised of Common Units and/or Preferred Units and may be issued at any price as determined by the Manager.

(b) The Manager shall cause the Company to apply the cash proceeds of the Capital Contributions (i) to pursue the business purposes of the Company as described Section 2.5, above, (ii) to the payment of the organizational and offering costs and expenses of the Company, and (iii) to fund the Working Capital Reserve (defined below) as necessary and as determined by the Manager in its sole and absolute discretion.

(c) The Manager may, in his sole discretion, create different classes of Units with different terms than those existing as of the date of this Agreement and may offer any Units issued in the future at an increased price from those Units offered pursuant to the Memorandum.

3.2 _Additional Capital Contributions_. None of the Members shall be required to contribute any additional capital to the Company. However, the Company may accept additional Capital Contributions from time-to-time at the discretion of the Manager (including, but not limited to, Common Units and Preferred Units).

3.3   Member/Company Loans.

(a)   Member Loans. If, from time-to-time, the Manager, in its sole discretion, determines that the Company requires additional funds in addition to or in lieu of additional Capital Contributions, the Manager may permit any Member to make a loan to the Company (a "Member Loan") in such amount and on such terms as approved by the Manager so long as such terms are generally no less advantageous to the Company than would be the case if such transaction had been effected with a third party. Additionally, any loan made to the Company by the Manager and/or its Affiliates must be no less advantageous to the Company than would be the case if such transaction had been effected with a third party.

(b)   Company Loans. The Company shall not make any loan to any Member, the Manager, or the Manager's Affiliates.

3.4   Capital Accounts. A Capital Account shall be maintained for each Member in accordance with Regulations Section 1.704-1(b)(2)(iv).

3.5   Revaluations of Assets and Capital Account Adjustments. Unless otherwise determined by the Manager, immediately preceding the issuance of additional Units in exchange for cash, property, or services to a new or existing Member, upon the redemption of the Membership Interest of a Member, and at such other times as determined by the Manager in accordance with Regulations Section 1.704-1(b)(2)(iv)(f), the then-prevailing Capital Account Asset Values of the Company shall be adjusted to equal their respective fair market values and the Members' Capital Accounts shall be adjusted to reflect any change in the net equity value of the Company. The Company's assets will be valued at cost until such time when the Manager deems it appropriate, in its sole discretion, to revalue such asset. Revaluations of the Company's assets shall be determined pursuant to an independent third-party valuation, which may include a broker's opinion of value, an automated valuation model, an appraisal, or any other commercially reasonable form of asset valuation selected by the Manager in its sole discretion.

3.6   No Right to Interest or Return of Capital. Except as set forth herein, no Member shall be entitled to any return of or interest on their Capital Contributions to the Company. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets of the Company for return of their Capital Contribution.

3.7   No Third-Party Rights. The obligations or rights of the Company or the Members to make or require any Capital Contribution under this Article III shall not grant any rights to or confer any benefits upon any Person who is not a Member.

3.8   Additional Capitalization. Aside from equity awards to employees and consultants (other than the current Members) and subject to the maximum authorized Units set forth in Section 3.1(a), above, the Manager may, from time-to-time in his sole discretion, (a) issue additional Units and (b) admit Persons as Members in exchange for Capital Contributions (including commitments to make contributions to capital) or other consideration. The Manager is hereby authorized to amend this Agreement to reflect any such additional capitalization without the consent of the Members. The Manager must obtain Majority Consent to issue any Units above the 50,000 Units authorized by this Agreement.

3.9   Working Capital Reserve. The Company may from time-to-time use a portion of the Capital Contributions to establish and/or to replenish a working capital reserve, which may be used by the Company to pay for certain expenses of the Company during the course of its operation, including, but not limited to, certain taxes, accounting fees, legal fees, and other third-party professional fees and expenses (the "Working Capital Reserve"). The Manager may, from time-to-time in its sole discretion, use net revenue of the Company to replenish the Working Capital Reserve to ensure timely payment of the Company's expenses. At any time, any amounts in the Working Capital Reserve may be released from the Working Capital Reserve in the sole discretion of the Manager; *provided, however*, that if, as of such date, the Company is involved in any ongoing litigation or controversy with any federal or state regulatory or taxing agency, then no release from the Working Capital Reserve shall occur until the final resolution of such matter.

ARTICLE IV
PROFITS AND LOSSES

4.1   General Allocations. After making any special allocations as required under Section 4.2 hereof, all items of Net Profit and Net Losses shall be allocated to the Members pro rata in proportion to their respective Membership Interests, subject to Article V.

4.2   Special Allocations.   Notwithstanding Section 4.1 above, the following special allocations shall be made for each Fiscal Year in the following order of descending priority:

> (a)   Partnership Minimum Gain. Except as otherwise provided in Regulations Section 1.704-2(f), if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of income and gain of the Company for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in proportion to and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). This Section is intended to comply with the chargeback of items of income and gain requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

> (b)   Minimum Gain Attributable to Partner Nonrecourse Debt. Except as otherwise provided in Regulations Section 1.704-2(i), if there is a net decrease in Minimum Gain attributable to Partner Nonrecourse Debt during any Fiscal Year, each Member with a share of Minimum Gain attributable to Partner Nonrecourse Debt shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in the Minimum Gain attributable to Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). This Section is intended to comply with the chargeback of items of income and

gain requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of income and gain of the Company shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.2(c) shall be made only after all other allocations provided for in this Section 4.2 have been tentatively made as if this Section 4.2(c) were not in this Agreement. This Section 4.2(c) is intended to constitute a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d)(3), and is to be interpreted to the extent possible, to comply with the requirements of such Regulation as it may be amended or supplemented from time-to-time.

(d)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be allocated among the Members in proportion to their respective Membership Interests in accordance with Regulations Section 1.704-2(b)(1).

(e)   Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any Fiscal Year shall be allocated one-hundred percent (100.00%) to the Member that bears the economic risk of loss (as defined in Regulations Section 1.704-2(b)) with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i). If more than one Member bears the economic risk of loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such economic risk of loss.

(f)   Curative Allocations. The allocations set forth in Sections 4.2(a) through 4.2(e) (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(b). Notwithstanding any other provisions of this Section 4.2 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

4.3   Nonrecourse Liabilities. Excess nonrecourse liabilities (as defined in Regulations Section 1.752-3(a)(3)) shall be allocated among the Members in proportion to their respective Membership Interests.

4.4   Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder and Regulations Section 1.704-1(b)(4)(i), income, gain, loss, and deduction (as computed for federal income tax purposes) with respect to any property contributed to the capital of the Company or otherwise revalued on the books of the Company shall, solely for federal income tax purposes, be allocated among the Members to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Capital Account Asset Value as determined at the time of the contribution or revaluation.

4.5   Allocations with Respect to Transferred Interests.   In the event of a Transfer of a Membership Interest, all items of income, gain, loss, deduction, and credit for the taxable year in which the Transfer occurs shall be allocated for federal income tax purposes between the transferor and the transferee on the basis of the interim closing of the books method, unless otherwise agreed by the transferor and the transferee. Distributions made on or after the effective date of Transfer shall be made to the transferee, regardless of when such distributions accrued on the books of the Company. The effective date of the Transfer shall be (a) in the case of a voluntary Transfer, the actual date the Transfer is recorded on the books of the Company, or (b) in the case of an involuntary Transfer, the date of the operative event.

4.6   Code Section 754 Election.   Upon a Transfer of a Membership Interest, the Manager may, if requested by a Member, make an election on behalf of the Company pursuant to Section 754 of the Code and pursuant to corresponding provisions of applicable state and local tax laws, to adjust the basis of the assets of the Company pursuant to Sections 734 and 743 of the Code (but only if such adjustment would be a positive amount).

4.7   Tax Items.   Except as otherwise provided herein, any allocation to a Member of a portion of the Net Profits or Net Losses for a Fiscal Year shall be deemed to be an allocation to that Member of the same proportionate part of each item of income, gain, loss, deduction, or credit that is earned, realized, or available by or to the Company for federal income tax purposes.

ARTICLE V
DISTRIBUTIONS

5.1   Distributions.   Distributions of Available Cash, if any, shall be made from time-to-time as determined by the Manager in his sole discretion, in the following order of priority:

    (a)   First, one hundred percent (100.00%) to the Preferred Members (if any) *pro rata* in proportion to their respective accrued, but undistributed, Preferred Returns until cumulative distributions to each Preferred Member equal a Preferred Return as may be established by the Manager per annum for such period and prior periods;

    (b)   Second, one hundred percent (100.00%) to the Preferred Members (if any) *pro rata* in accordance with their respective Unreturned Capital until each such Preferred Member's Unreturned Capital has been reduced to zero; *and*

    (c)   Thereafter, one hundred percent (100.00%) to the Members *pro rata* in accordance with their respective Membership Interests in the Company.

5.2   Tax Distributions.   The Company may, unless restricted or prohibited by the Act or by a lack of available cash, make distributions of available cash to the Members (pro rata in accordance with their respective Membership Interests) in an amount that is deemed by the

Manager sufficient to pay the combined estimated federal and state income tax liability of the Members resulting solely from the allocation of Net Profits and Net Losses to the Members (after taking into account distributions already made to the Members during the applicable Fiscal Year pursuant to Section 5.1). The Manager shall not be required to consider the personal circumstances of the Members in making a determination of the estimated combined federal and state income tax liability of the Members.

5.3   Distribution upon Dissolution.   Notwithstanding anything to the contrary contained above, in the event of dissolution of the Company, all distributions shall be made pursuant to Article XI hereof.

5.4   Withholding from Distributions.   All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Company or to the Members shall be treated as amounts distributed to the Members pursuant to this Article V or Article XI, as the case may be, for the purposes of this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, or local government any amount required to be withheld pursuant to the Code or any provisions of any other federal, state, or local law and may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

ARTICLE VI
MANAGEMENT

6.1   Management of Company.   The responsibility for the day-to-day operations of the Company shall be vested in the Manager. Subject to Section 6.3 and except for situations in which the consent of the Members is otherwise expressly required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Without limiting the foregoing, the Manager shall be permitted to take any and all actions with respect to the pursuit of the business purposes of the Company set forth in Section 2.5, above and as further described in the Memorandum.

6.2   Number, Tenure, and Qualifications.   The Company shall have one (1) manager, which shall be Spencer Broome (the "Manager"), and, in the event of any vacancy in the office of manager, then such other Person as may be appointed by the Members with Majority Consent. The Manager shall hold office until death, incapacity, resignation, or removal pursuant to the terms hereof.

6.3   Limitations of Power and Authority of the Manager.   Notwithstanding anything to the contrary contained in this Article VI or any other term or provision of this Agreement, the Manager shall not undertake any of the following actions without obtaining Supermajority Consent:

(a)   Modifying accounting methods or tax elections or decisions that materially affect the tax liability of the Members;

(b)   Amending the Company's Articles of Organization (except to the extent otherwise provided in this Agreement);

(c)   Entering into a business different from the activities described in Section 2.5 hereof;

(d)   Taking any action with respect to a Subsidiary that the Manager would otherwise be prohibited to take with respect to the Company, including causing, authorizing, or otherwise permitting a Subsidiary to take any of the actions set forth in this Section 6.3;

(e)   The sale or other disposition of all or substantially all of the Company's assets;

(f)   Merging the Company with another entity; *or*

(g)   Dissolving the Company.

6.4   Compensation. The Manager and the current Members of the Company were awarded Common Units for capital contributions and services provided to the Company. Except as expressly provided for herein or otherwise approved with Supermajority Consent, no payment shall be made to the Manager for serving as a manager of the Company, provided that the Manager may receive a salary, benefits, and/or other compensation in their capacity as an officer of the Company in accordance with Section 6.5, below. The Manager and its Affiliates shall have the right to reimbursement from the Company for any direct out-of-pocket expenses reasonably incurred or payments made on behalf of the Company, provided that such expenses or payments are commercially reasonable and appropriate for the conduct of the Company's business.

6.5   Officers. The Manager may, but shall not be required to, create such other offices as it deems appropriate, including, but not limited to, Managing Director, Director, Chief Executive Officer, President, Executive Vice President, Senior Vice President(s), Vice President(s), Secretary, and Treasurer. The officers shall have such duties as are assigned to them by the Manager from time-to-time and shall be authorized and directed to take such action as specifically authorized and delegated to such officers by the Manager including, without limitation, the authority to open bank accounts as such officers shall deem appropriate from time-to-time and to execute and deliver certificates, agreements, or other documents as requested by such banks; *provided*, *however*, no officer may take any action that the Manager would be prohibited from taking under this Agreement. The Company shall have two (2) initial officers: Spencer Broome shall serve as President and CEO and Robert Hanson shall serve as Creative/Design Director. All officers shall serve at the pleasure of the Manager and the Manager may remove any officer from office without Cause and any officer may resign at any time. Officer compensation, if any, shall be determined by the Manager acting in his sole discretion, provided that if at any time there is an Advisory Board, then the compensation of the Manager must be approved by the Advisory Board.

6.6   Third Parties.   Any contract, agreement, deed, lease, note, or other document or instrument executed on behalf of the Company by the Manager (acting within the scope of its authority under this Agreement) will be deemed to have been duly executed by the Company, and third parties will be entitled to rely on such signature in binding the Company (provided the Manager was acting within the scope of its authority under this Agreement).

6.7   Limitation of Liability. The Manager, the Advisory Board, and each officer shall act in a manner they believe in good faith to be in the best interest of the Company and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. The Manager, the Advisory Board, and each officer shall be entitled to rely upon the information, opinions, reports, or statements contemplated by the Act to the full extent permitted by the Act. The Manager, the Advisory Board, and each officer shall have no liability to the Company or any Member for any loss suffered by the Company or any Member which arises out of any act or omission by the Manager, the Advisory Board, and or any such officer if they perform the duty of their office in compliance with the standard set forth in the immediately preceding sentence, except loss or damage resulting from intentional misconduct, fraud, willful misrepresentation, gross negligence, knowing violation of law, or a transaction for which the Manager, the Advisory Board, and or any such officer received a personal benefit in violation or breach of the provisions of this Agreement. To the fullest extent permitted under the Act, the Company shall and does hereby agree to indemnify, defend, and hold harmless the Manager, the Advisory Board, and each officer from, against, and in respect of any liabilities, damages, losses, costs, or expenses whatsoever arising in connection with the Company or changes in law (including retroactive changes in law), provided this indemnity shall not apply to the Manager's, the Advisory Board's, or any such officer's intentional misconduct, fraud, willful misrepresentation, gross negligence, or knowing violation of law or to a transaction for which such Person received a personal benefit in violation or breach of the provisions of this Agreement. The Company shall pay or reimburse the Manager, the Advisory Board, and or any officer for expenses incurred by the Manager, the Advisory Board, and or any officer (a) in advance of the final disposition of any proceeding involving the Company to which the Manager, the Advisory Board, and or any officer was, is, or is threatened to be made a party, provided the Manager, the Advisory Board, and or such officer meets the conditions for indemnification set forth above, and (b) in connection with the Manager's or any officer's appearance as a witness or other participation in any proceeding involving the Company, provided that the Company has received from the Manager, the Advisory Board, and or such officer an undertaking satisfactory to the Manager (or if the undertaking involves the Manager, satisfactory to the Members, other than the Manager, by Majority Consent) by, or on behalf of, the Manager, the Advisory Board, and or such officer to repay such amount in the event of a final determination that the Manager, the Advisory Board, and or such officer is not entitled to be indemnified by the Company. The Company may purchase and maintain insurance to protect itself and the Manager, the Advisory Board, and or any officer of the Company, whether or not the Company would have the power to indemnify such Person under this provision. This indemnification obligation shall be limited to the assets of the Company, and no Member shall be required to make a Capital Contribution in respect thereof. This Section shall be equally applicable to any Person who is no longer manager of the Company.

6.8   No Exclusive Duty to Company. The Manager shall not be required to manage the Company as its sole and exclusive function, and the Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or to participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager shall not incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture. This Section does not constitute a waiver of any fiduciary duties the Manager may have to the Company and the Members.

6.9   Resignation. The Manager of the Company may resign at any time by giving one hundred eighty (180) days' prior written notice to the Members of the Company. The resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

6.10   Removal and Replacement of the Manager.

        (a)   The Members, (i) by Supermajority Consent; or (ii) by Majority Consent with Cause (not taking into account those Units held by the Manager or its Affiliates), shall have the right to remove the Manager upon thirty (30) days' notice, and to appoint another Person as manager of the Company in accordance with this Section 6.10.

        (b)   Upon the removal of the Manager pursuant to this Section 6.10:

                (i)   The Manager shall no longer have any authority as manager of the Company and, until such time as a new manager is appointed with Majority Consent (not taking into account any Units held by the removed Manager), the Company shall immediately become "member-managed" whereby all decisions herein would require Majority Consent;

                (ii)   Notwithstanding the removal, the removed manager shall continue to own its Membership Interest, if any, including all the rights and obligations related thereto, provided that the removed manager shall not have the right to participate, as a Member or otherwise, with respect to any decision involving the appointment, removal, or compensation of any Person as manager of the Company;

                (iii)   The removed manager shall remain liable for only those obligations that arose in connection with the removed manager's for Cause removal or otherwise in accordance with this Agreement (*i.e.*, non-general corporate obligations of the Company) on or prior to the date of removal, if applicable; *and*

                (iv)   The removed manager shall immediately return to the Company all books, records, documents, data, and other information relating to the business activities of the Company or any Subsidiary generated or received by the removed manager in connection with the performance by the removed manager of its responsibilities under this Agreement.

6.11 _Advisory Board Agreement._ The Company, the Manager, and certain individuals (the "Advisors") may enter into an Advisory Board Agreement of the Company (the "Advisory Board Agreement") whereby the Advisors may be appointed to the Company's Advisory Board (the "Advisory Board"). The Advisory Board, if formed (the date of formation determined at the sole discretion of the Manager), will consist of not fewer than five (5) Advisors. The Manager may, in its sole discretion, set aside one or more board seats to be appointed by the majority vote of the Members other than the Manager and any other employees and consultants of the Company. The appointment of Advisors and their specific responsibilities would be governed by an Advisory Board Agreement. As compensation for their services, any Advisors may receive Units or other compensation, as determined in the sole discretion of the Manager.

ARTICLE VII
POWERS, RIGHTS, AND OBLIGATIONS OF THE MEMBERS

7.1 _Powers and Rights._ Other than a Member or Members serving as manager of the Company, no Member shall take part in, or interfere in any manner with, the conduct or control of the Company's business, and shall not have any right or authority to act, sign for, or to obligate the Company.

7.2 _Limitation on Liability of the Members._ Notwithstanding any other provision of this Agreement, the liability of each Member shall be limited to their Capital Contributions at any given time as and when payable under the provisions of this Agreement.

7.3 _Indemnification of the Members._ The Company shall indemnify and hold harmless each Member from any claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgment, awards, costs, and expenses, including, without limitation, reasonable attorneys' fees, incurred by such Member as a result of actions against such Member in their capacity as a member of the Company, except to the extent a court of competent jurisdiction determines the same were incurred by such Member while not acting in accordance with the terms of this Agreement. Notwithstanding the foregoing, the Company will neither indemnify nor will it reimburse any Member for expenses incurred by such Member in connection with the defense or satisfaction of the Internal Revenue Service or any state department of revenue claims, audits, adjustments, litigation, or penalties related to such Member's federal, state, or local tax returns.

7.4 _Consent of the Members._ Except as otherwise set forth in this Agreement or required by nonwaivable provision of the Act, the consent of the Members shall not be required to approve any Company matter.

7.5 _Other Activities of the Members._ The Members acknowledge that the Members, and their respective Affiliates, are presently, or may become in the future, members of other companies, general partners of partnerships, or associated in some other manner with other businesses. Except as otherwise provided herein, the Members and their respective Affiliates may engage in all such other business ventures, and any other business of any nature or description, independently or with others. Neither the Company nor any of the Members shall have any rights, by virtue of this Agreement, in or to such independent ventures or to the income or profits derived therefrom.

7.6   Defaults. Upon any default by any Member with respect to their obligations under this Agreement and for so long as such default remains uncured, such Member shall not be entitled to vote on any matter on which such Member would otherwise be entitled to vote. For purposes of determining the requisite number of Members required for quorums, majorities, and other determinations under this Agreement (except for calculations of distributions), such defaulting Member's Units shall be disregarded.

7.7   Representations of the Members. Each Member hereby warrants, represents, and agrees as follows:

(a)   Exemptions from Registration. The Members acknowledge that the Membership Interests are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the basis of the statutory exemption found in Section 4(a)(2) thereof, relating to transactions not involving a public offering. The Members further acknowledge that the Membership Interests are not being registered under applicable state securities laws, but are being issued and sold in reliance upon exemptions from registration set forth therein. Each Member further acknowledges that the Company's reliance upon such statutory exemptions is based in part on the representations made by it in this Agreement. Further, the Members acknowledge that the Company is not being registered under the Investment Company Act of 1940, as amended, on the basis of statutory exemption.

(b)   Investment Intent. Each Member is acquiring their Membership Interest with the intent of holding the same for investment for their own account and without the intent or a view to participating directly or indirectly in any distribution or resale of such interest, and they do not intend to divide their participation with others, or to resell, assign, or otherwise dispose of all or any part of their Membership Interest. In making such representation, each Member acknowledges that a purchase now with an intent to resell by reason of any foreseeable specific contingency, some predetermined event or an anticipated change in market value, or in the condition of the Company, or in connection with a contemplated liquidation or settlement of any loan obtained by such Member for the acquisition of such Membership Interest and for which such interest may be pledged as security, would represent a purchase with an intent inconsistent with the foregoing representation.

(c)   Independent Examination. Each Member is not acquiring their Membership Interest based upon any representation, oral or written, by the Company or any representative of the Company with respect to the future value of, income from, or tax consequences relating to the Membership Interests but rather upon an independent examination and judgment as to the prospects of the Company. Further, each Member acknowledges that no federal or state administrative entity responsible for securities registration or enforcement has made any recommendation or endorsement of the Membership Interests or any findings as to the fairness of an investment in the Company.

(d)   Knowledge and Experience. To the extent that each Member believes necessary, such Member has been represented by a purchaser representative (who has been selected by such Member) concerning their investment in the Company. Each Member and/or such Member's purchaser representative has sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risk of an investment in the Company, to make an informed investment decision with respect thereto, and to protect the undersigned's interest in connection with the undersigned's investment in the Company.

(e)   Financial Information.   Each Member and/or such Member's purchaser representative has received and reviewed such financial information and records of the Company as such Member and/or such Member's purchaser representative deemed necessary (to the extent any such financial information and/or records exist), and the Company has made available to the Members and/or the Members' purchaser representatives the opportunity to ask questions of, and to receive answers from, representatives of the Company and to obtain additional information relative to the Company and the Members' investment therein to the extent the Company possesses such information or could acquire it without unreasonable effort, burden, or expense. All such materials and information requested by a Member and/or such Member's purchaser representative have been made available and examined by the Members and/or the Members' purchaser representatives.

(f)   Limitations on Transfer.   Each Member acknowledges and agrees that (i) the provisions of Rule 144 promulgated under the 1933 Act are not presently available for the resale of the Membership Interests, and that each Member has no contract right for the registration under the 1933 Act of the Membership Interests for public sale, and (ii) the each Member must bear the economic risk of an investment in the Membership Interests for an indefinite period of time because the Membership Interests have not been registered under the 1933 Act nor under any applicable state securities laws, and, therefore, cannot be sold unless such Membership Interests are subsequently registered under the 1933 Act and under applicable state securities laws or an exemption from such registration is available. Each Member further acknowledges and agrees that it cannot and will not sell or otherwise Transfer their Membership Interest except in a transaction which is exempt under the 1933 Act and all other applicable state securities laws, or pursuant to an effective registration or prospectus under such laws or, where applicable, in a transaction which is otherwise in compliance with such acts.

(g)   Risk of Loss. Each Member can bear the economic risk of losing such Member's entire investment in the Company. Each Member's proposed investment in the Company is not disproportionate to such Member's net worth. Each Member has adequate means of providing for such Member's current needs and possible contingencies without regard to such Member's investment in the Company, and each Member has no need for liquidity in such Member's investment in the Company.

(h)   Securities Representations.   Each Member acknowledges that several of the representations in this Section 7.7 relate to compliance with federal and state securities laws and are made based upon the assumption that the Membership Interests will be determined to be securities under applicable federal and state laws. Each Member acknowledges that the existence of these representations in this Agreement shall in no event be deemed to constitute an admission or agreement by the Company or any Member that the Membership Interests are actually securities.

ARTICLE VIII
ACCOUNTING, BOOKS, RECORDS, AND REPORTS

8.1   Accounting Method. The Company shall use such method of accounting for financial and tax reporting purposes as determined by the Manager (unless otherwise required by the Code or the Regulations). The Manager shall be empowered to make any changes of accounting method that the Manager shall deem advisable.

8.2   Books and Records. The Manager shall keep or cause to be kept, at Company's expense, full, complete, and accurate books of account and other records showing the assets, liabilities, costs, expenditures, receipts, Net Profits, Net Losses, and cash flow, of the Company, the respective Capital Accounts of the Members and such other matters as the Manager shall deem appropriate. Such books of account shall be the property of the Company, shall be kept in accordance with accounting rules or principals as determined in the Manager's discretion, and shall be open to the reasonable inspection and examination of the Members or their duly authorized representatives. The books of account shall be maintained at the principal office of the Company or at any other place determined by the Manager in its sole discretion.

8.3   Tax Returns. The Manager shall cause to be prepared and distributed to the Members, on an annual basis, reports including a profit and loss statement and an unaudited balance sheet. The Manager shall also cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. For the avoidance of doubt, while the Company will provide Schedule K-1's as soon as practical, the Members may need to, and should anticipate obtaining, extensions for the filing of their income tax returns at the federal, state, and local levels.

8.4   Partnership Representative. If, and to the extent that, provisions of the BBA Audit Rules apply to any taxable year of the Company, then the following provisions shall apply. All references to the Code in this Section shall mean the Code, as amended by the BBA Audit Rules.

> (a)   Appointment. The Manager shall appoint, remove, and change the Company's Partnership Representative in its sole discretion from time-to-time.

> (b)   Replacement. In the event that the Partnership Representative becomes unable or unwilling to continue to serve for any reason, the Members with Majority Consent shall immediately designate a replacement Partnership Representative in accordance with, and if permitted by, the BBA Audit Rules.

(c)   Duties of Partnership Representative.   The Partnership Representative shall undertake to perform only such duties as are expressly set forth in this Agreement and no duties shall be implied. The Partnership Representative shall have no liability under, and no duty to inquire as to the provisions of, any agreement other than this Agreement.

(d)   Opt-Out Election.   With Majority Consent, the Partnership Representative shall make an election pursuant to Code Section 6221 to elect out of the application of the BBA Audit Rules for any year in which the Company is eligible. In the event that the Company makes such election for any year, the Company will provide any Member that is personally subject to an audit or examination with reasonable access to the Company's books and records.

(e)   Push-Out Election.   If an audit or tax proceeding results in an imputed underpayment under Code Section 6225, then the Partnership Representative may in its sole discretion make an election pursuant to Code Section 6226 to pass-through any audit adjustments to the Members such that the Company will not have any direct liability for the imputed underpayment. If the Partnership Representative makes such election, the Company shall furnish to each Member for any portion of the year or years audited a statement reflecting the Member's allocable share of the adjusted items as determined in the notice of final partnership adjustment and each such Member shall take such adjustments into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or other additional amount. Each Member agrees to cooperate with the Company in utilizing the procedures under Code Section 6226 and BBA Audit Rules, whether or not such person is a Member at the time of a final partnership adjustment.

(f)   Withholding for Imputed Underpayment.   Each Member hereby authorizes the Company to withhold from, or pay on behalf of, any amount of federal, state, local, or foreign taxes that the Manager determines in good faith that the Company is required to withhold or pay with respect to (a) any amount distributable or allocable to such Member pursuant to this Agreement, and (b) any imputed underpayment within the meaning of the BBA Audit Rules attributable to such Member and paid by the Company (or by any Subsidiary but only to the extent such payment is allocated to the Company) as a result of an adjustment with respect to any item of the Company or such Subsidiary, including any interest or penalties with respect to any such adjustment (collectively, an "Imputed Underpayment Amount"). Any Imputed Underpayment Amount that the Manager cannot attribute to a Member shall be treated as an expense of the Company. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made unless the Company withholds such payment from a distribution that would otherwise be made to such Member. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member's Units to secure such Member's obligation to pay to the Company any amounts required to be paid pursuant to this Section. Each Member shall take such actions as the Company shall request in order to perfect or enforce the security interest created hereunder.

(g)   Indemnity by the Members for Imputed Underpayment. In the event that the Company becomes liable for any taxes, interest, or penalties under Code Section 6225 (following a final determination of such liability by the relevant governmental authority) and such amounts are not otherwise repaid or withheld from distributions, each Person that was a Member for the taxable year to which such liability relates shall indemnify, defend, and hold harmless the Company for such Person's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, as reasonably determined by the Manager. The provisions of this Section shall survive the termination of the Company or the termination of any Member's Membership Interest and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the U.S. federal income taxation of the Company or of the Members, and for the Members to satisfy their indemnification obligations, if any, pursuant to this Section.

(h)   Reimbursement. The Company shall reimburse the Partnership Representative for all expenses reasonably incurred in connection with all examinations of the Company's affairs by any taxing authority, including any resulting tax proceedings. The Partnership Representative is authorized to expend Company funds for professional services and costs associated therewith. The Partnership Representative may rely on the advice or services of any lawyers, accountants, tax advisors, or other professional advisors or experts and shall not be liable for any damages, costs, or losses to any Person, any diminution in value, or any liability whatsoever arising as a result of such reliance.

(i)   Waiver. Each Member hereby waives, releases, and agrees not to sue the Partnership Representative or any of the Partnership Representative's Affiliates, officers, directors, employees, attorneys, members, partners, or agents for damages in respect of any claim in connection with, arising out of, or in any way related to, the Partnership Representative's duties under this Agreement except for gross negligence, willful misconduct, fraud, or a material breach of any restriction on the Partnership Representative's authority set forth in this Agreement.

(j)   Indemnity of Partnership Representative. The Company shall indemnify, hold harmless, and advance expenses to the Partnership Representative in respect of any and all claims, damages, liabilities, costs (including, without limitation, the costs of litigation and reasonable attorney's fees and expenses), and causes of action arising out of, resulting from, or attributable, in whole or in part, to the Partnership Representative's actions and decisions in its conduct as the Partnership Representative for the Company, to the fullest extent allowed by applicable law, except in cases in which the Partnership Representative's conduct is finally determined by a court of competent jurisdiction to have constituted gross negligence, willful misconduct, fraud, or a material breach of any restriction on the Partnership Representative's authority set forth in this Agreement.

(k)   Duties of the Members to the Partnership Representative. The Members agree that, upon the Partnership Representative's request, they shall timely provide it with any information regarding their individual tax returns and liabilities that may be relevant under Code Section 6225(c) or other state or local rule, and file amended tax returns or execute closing agreements as provided in Code Section 6225(c)(2) or the applicable state or local laws, with timely payment of any tax due. Any Member that enters into a settlement agreement with the Secretary of the Treasury, the Internal Revenue Service, or a state or local taxing authority with respect to any Company item shall notify in writing the Company and the Partnership Representative of such settlement agreement and its terms within thirty (30) days after the date of such settlement. Each Member shall provide written notice to the Company prior to taking any position on their tax return that is inconsistent with the position taken by the Company with respect to such matter. All of the foregoing obligations will continue until released in writing by the Company from such obligation, even if a Member withdraws from the Company or disposes of their Membership Interest. If any Member withdraws or disposes of their Membership Interest, such Member shall keep the Company advised of such Member's contact information until released in writing by the Company from such obligation.

(l)   Cooperation. The Members agree to work together, reasonably and in good faith, to amend this Agreement where appropriate to provide for provisions intended to address the application of the BBA Audit Rules, as they may be amended or interpreted from time-to-time. Such provisions should, to the extent reasonably possible, preserve and maintain (including through relevant elections and credit support) the relative and analogous rights, duties, responsibilities, indemnities, obligations, and risk of the Members to those provided under this Agreement as of the date it was first executed by the Members.

8.5   Tax Matters Partner. For any taxable year to which the BBA Audit Rules do not apply and for any state or local audit that does not follow rules similar to the BBA Audit Rules, the Manager is hereby designated as the "tax matters partner," pursuant to Code Section 6231 and the Regulations thereunder (in each case, prior to being amended by the BBA Audit Rules) or state law. The tax matters partner shall represent the Company in all applicable tax matters, and shall hire attorneys, accountants, and other professionals at the Company's expense, as the tax matters partner deems necessary to defend the positions taken by the Company for such purposes.

ARTICLE IX
TRANSFER, ASSIGNMENT, AND REDEMPTION OF MEMBERSHIP INTEREST

9.1   Restrictions on Transfer by the Members. Except for Transfers to Affiliates (provided such Affiliate is thereafter controlled by the transferor and subject to this Section 9.1) and Transfers pursuant to Section 9.2, which shall not require any prior consent, the Members shall not have the right to Transfer (directly or indirectly) all or any portion of their Membership Interests without the prior written consent of the Manager. For purposes of clarification, where a Membership Interest is held by a legal entity, a Transfer of fifty percent (50.00%) or more of the ownership interests in, or voting control over, such entity shall be deemed to be a Transfer of such Membership Interest prohibited by this Section 9.1. Any attempt to Transfer an interest in the Company in violation of this Section 9.1 shall be null and void.

9.2　Estate Planning Transfers.　A Member may, without obtaining any prior consent, assign some or all of their Membership Interest to a trust, partnership, limited liability company, or other entity for the sole benefit of such Member and/or the spouse, children, parents or siblings of such Member, provided that, following such Transfer, such Member continues to control the transferee entity. Any such transferee(s) shall not be admitted as a substitute Member unless the requirements of Section 9.3 are satisfied. Notwithstanding any Transfer pursuant to this Section 9.2, only such transferor Member shall be allowed to vote on any matter set forth in this Agreement.

9.3　Requirements Upon Transfer.　A transferee of a Membership Interest in the Company has no right to participate in the management of the business and affairs of the Company or to become a Member. A transferee shall be admitted as a substitute Member entitled to all the rights of a Member if and only if:

> (a)　the Manager consents to such substitution in writing, which consent may not be unreasonably withheld;

> (b)　the permitted transferee shall have executed a written agreement, in form and substance reasonably satisfactory to the Manager, to assume all of the duties and obligations of the transferor Member under this Agreement and to be bound by and subject to all of the terms and conditions of this Agreement;

> (c)　the transferor shall furnish to the Company the instruments and assurances the Manager may reasonably request, including without limitation, if requested, an opinion of counsel satisfactory to the Manager, that the interest in the Company being Transferred has been registered or is exempt from registration under all applicable federal and state securities laws; *and*

> (d)　the transferee shall have paid the reasonable expenses incurred by the Company in connection with the admission of the transferee to the Company.

9.4　Unadmitted Transferee.　Upon a Transfer of a Membership Interest permitted by this Agreement, if the transferee does not become a substituted Member, (a) the transferor, to the extent of the transferred Membership Interest, shall cease to be a Member for all purposes of this Agreement, and (b) the transferee shall be entitled to receive only that portion of distributions or allocations to which the transferor of such Membership Interest would be entitled, but such transferee shall not have any other rights of a Member pursuant to this Agreement or otherwise.

9.5　Withdrawal.　Except for withdrawals in connection with a Transfer of a Membership Interest permitted by this Agreement or an abandonment of a Membership Interest, no Member may withdraw from the Company without the consent of the Manager. To the extent a Member abandons their Membership Interest with the Manager's consent, such abandoned interest shall automatically and without any further action be transferred to the Manager and shall be deemed held by the Manager for all purposes hereunder. Any attempt to withdraw or abandon a Membership Interest in violation of this Section 9.5 shall be null and void.

9.6   Right of First Refusal.

(a)   Subject to Section 9.2 and notwithstanding the foregoing Sections of this Article IX, in the event a Member (the "Exiting Member") proposes to sell all or a portion of its Units to a third party in accordance with and subject to the limitations set forth in this Agreement, then, prior to a Transfer of such Units (the "Transferred Units"), the Exiting Member shall promptly deliver a written notice (the "Transfer Notice") to the Manager and to each non-Exiting Member stating that the Exiting Member proposes to Transfer the Transferred Units. The Transfer Notice shall (i) specify the proposed purchase price for, and all other material terms with respect to, the sale of the Transferred Units, (ii) identify the proposed purchaser, (iii) specify the date scheduled for the Transfer (which date shall not be less than 60 days after the date the Transfer Notice is delivered), and (iv) have attached thereto a copy of such offer, and any ancillary agreements or documents, containing all of the material terms and conditions under which the Transferred Units are to be sold.

(b)   By written notice (an "Election Notice") delivered to the Exiting Member within 45 days after receipt of the Transfer Notice, any non-Exiting Member(s) (pro rata) shall have the right to purchase all or a portion of the Transferred Units on terms and conditions substantially similar to the terms and conditions described in the Transfer Notice, provided that payment of some or all of the purchase price for the Transferred Units may be made by delivery of a promissory note so long as the maturity date of such promissory note is not more than 36 months after its issuance. Such non-Exiting Member(s) will have the right to prepay all or any part of any promissory note at any time without premium or penalty.

(c)   If any non-Exiting Members shall have elected to purchase all or a portion of the Transferred Units in accordance with this Section 9.6, the Exiting Member and such Persons shall use reasonable efforts to consummate the closing of the purchase of the Transferred Units as soon as practicable and in any event within 90 days after the date of such Election Notice(s).

(d)   In the event that the non-Exiting Members elect to purchase less than 100% of the Transferred Units, the Exiting Member will be free, at any time within 6 months after the expiration of the time in which such Election Notice(s) shall be required to be delivered without delivery thereof, to consummate a sale of the remaining Transferred Units to the proposed purchaser identified in the Transfer Notice on terms not less favorable to the Exiting Member than those set forth therein and at the same price. In the event that no transfer of such Transferred Units occurs within the 6-month deadline, then the terms and conditions of this Section 9.6 shall be reinstated.

(e)   This right of first refusal may be waived by the Manager on behalf of the Company and each Member in the Manager's sole discretion.

ARTICLE X
DISSOLUTION OF THE COMPANY

10.1   Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

(a)   the sale or other disposition of all or substantially all of the Company's assets and approval to dissolve by the Manager;

(b)   the election to dissolve the Company by the Manager, acting with the consent of the Advisory Board, if any; *or*

(c)   the entry of a decree of judicial dissolution of the Company under the Act.

10.2   Effect of Dissolution.   Upon dissolution, the Company shall cease to carry on its business, except as permitted by the Act. Upon dissolution, the Manager shall file a statement of commencement of winding up pursuant to the Act and publish all notices required by the Act.

ARTICLE XI
DISTRIBUTIONS UPON DISSOLUTION

11.1   Liquidation.

(a)   Upon the dissolution of the Company, the Company immediately shall commence to wind-up its affairs unless the Members elect to continue the Company as provided in this Agreement. The winding up of the Company shall be under the direction of the Liquidating Trustee. A reasonable period of time shall be allowed for the orderly termination of the Company's business, the discharge of its liabilities, and the distribution or liquidation of its remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. A full accounting of the assets and the liabilities of the Company shall be taken and a written statement thereof shall be furnished to each Member within a reasonable period after dissolution.

(b)   Upon dissolution of the Company, the Liquidating Trustee shall either sell the assets of the Company at the best price available, or the Liquidating Trustee may distribute to the Members all or any portion of the Company's assets in kind. If any assets are to be distributed in kind, the Liquidating Trustee shall ascertain the fair market value (by appraisal or other reasonable means) of such assets, and each Member's Capital Account shall be charged or credited, as the case may be, as if such asset had been sold for cash at such fair market value and the net gain or net loss recognized thereby had been allocated to and among the Members in accordance with Article V above.

(c)   In the event of a dissolution on account of a sale or other disposition of all or substantially all of the Company's assets and payment of a portion of the proceeds from the sale or disposition is deferred, through the Company receiving a purchase money note or otherwise, the Company shall not be finally liquidated until the deferred portion of the purchase price is collected in full (or deemed worthless by the Liquidating Trustee) and the Company shall not be required to distribute the indebtedness representing the deferred portion of the purchase price to the Members.

(d)   The Company's assets and the proceeds from the liquidation thereof shall be applied in the following order of priority:

(i)   First, to payment of the debts and liabilities of the Company incurred in accordance with the terms of this Agreement (but excluding any loans by the Members to the Company or any debts from the Company to the Members), and payment of the expenses of liquidation;

(ii)   Second, to setting up of Reserves as the Liquidating Trustee may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company or any obligation or liability not then due and payable; *provided, however,* that any unspent balance of the Reserves shall be distributed in the manner hereinafter provided when deemed reasonably prudent by the Liquidating Trustee;

(iii)   Third, to payment of loans by the Members to the Company and any debts from the Company to the Members;

(iv)   Fourth, to the Members (including the Manager) pro rata in accordance with their Unreturned Capital and positive Capital Account balances; *and*

(v)   Thereafter, to the Members (including the Manager) in accordance with Section 5.1.

11.2   No Action for Dissolution or Partition.   The Members acknowledge that irreparable damage will be done to the Company (on account of a premature liquidation of the Company's assets, loss of goodwill and reputation, and other factors) if any Member seeks to dissolve, terminate, or liquidate the Company or seek partition of Company assets by litigation or otherwise. The Members further acknowledge that this Agreement has been drawn carefully to provide fair treatment of all parties and equitable payments in liquidation of the Membership Interests of the Members, and that the Members entered into this Agreement with the intention that the Company continue until dissolved and liquidated in accordance with the terms of this Agreement. Accordingly, each Member hereby waives and renounces any right to dissolve, terminate, or liquidate the Company or to obtain the appointment of a receiver or trustee to liquidate the Company or to obtain partition of the Company's assets, except as specifically set forth in this Agreement.

11.3   No Further Claim.   Each Member shall look solely to the assets of the Company for the return of their investment in the Company (including Capital Contributions and loans from a Member to the Company), and no Member shall have any liability or obligation to the Company or to any other Member to repay any Unreturned Capital or loans made by any Member to the Company.

11.4   Negative Capital Account. Notwithstanding anything in this Agreement to the contrary, no Member shall have any obligation to restore any negative or deficit balance in their Capital Account upon dissolution or liquidation of the Company, or otherwise.

ARTICLE XII
POWER OF ATTORNEY

Each Member hereby irrevocably constitutes and appoints the Manager as their true and lawful agent and attorney-in-fact, with full power of substitution, in their name, place, and stead, to make, execute and acknowledge, swear to, record, publish and file:

(a)   any agreement, document, or instrument pertaining to a Transfer of all or any portion of the Company's assets which has otherwise been approved or authorized in accordance with the terms of this Agreement; *and*

(b)   any documents or instruments with respect to the Company which may be required to be filed under the laws of any state of the United States or which the Manager shall deem necessary, desirable, or advisable to file under the Act, or to continue the qualification of the Company as a limited liability company or to preserve limited liability status of the Company in the jurisdiction(s) in which the Company may operate.

The foregoing Power of Attorney is coupled with an interest, shall be irrevocable and shall survive the death, incompetency, dissolution, merger, consolidation, bankruptcy, or insolvency of each of the Members. The Members shall execute and deliver to the Manager, within five (5) days after receipt of the Manager's request therefor, such further designations, powers of attorney and other instruments as the Manager reasonably deems necessary to carry out the purposes of this Agreement.

ARTICLE XIII
MISCELLANEOUS

13.1   Arbitration. Any dispute, controversy, or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in Atlanta, Georgia, pursuant to the commercial arbitration rules then in effect of Judicial Arbitration and Mediation Services/Endispute, Inc. ("JAMS") (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved). Notwithstanding, if at any time the commercial arbitration rules then in effect of JAMS are unavailable for any reason, then the commercial arbitration rules then in effect of the American Arbitration Association will control, unless the parties mutually agree otherwise. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence, and counsel's fees, except that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy, or claim to be submitted to arbitration as a dilatory tactic.

13.2   Additional Documents.   At any time and from time-to-time after the date of this Agreement, upon the request of the Manager, the Members shall do and perform, or cause to be done and performed, all such additional acts and deeds, and shall execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such additional instruments and documents, as may be required to best effectuate the purposes and intent of this Agreement.

13.3   Applicable Law.   This Agreement shall be governed by, construed under, and enforced and interpreted in accordance with, the laws of the State of Georgia, excluding the conflicts of law provisions thereof.

13.4   Notices.   All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service) or sent by facsimile (and electronic receipt was received) or sent by electronic mail, addressed (a) if to any Member, at the address (including electronic mail address) of such Member set forth in the Company's register or at such other address (including electronic mail address) as such Member shall have furnished to the Company in writing as the address (including electronic mail address) to which notices are to be sent hereunder and (b) if to the Company, at the address (including electronic mail address) of the Company's principal place of business.

13.5   Entire Agreement.   This Agreement constitutes the entire agreement between the parties and supersedes any prior understanding or agreement among them respecting the subject matter hereof. There are no representations, arrangements, understandings, or agreements, oral or written, among the parties hereto relating to the subject matter of this Agreement, except those fully expressed herein.

13.6   Amendments.

(a)   Subject to Section 13.6(b), no change or modification of this Agreement or waiver of any provision hereof shall be valid or binding on the parties hereto, unless such change, modification, or waiver shall be in writing and approved by Majority Consent and by the Manager.

(b)   Notwithstanding any other provision herein, the Manager may, without the consent or approval of any Member, make such amendments to this Agreement which are necessary to: (i) update or revise Exhibit A in accordance with this Agreement, (ii) correct a typographical error, correct any manifest error, correct, clarify, or supplement any provision which may be inconsistent with any other provisions, or (iii) reflect additional capitalization pursuant to Section 3.8.

13.7   Determination of Matters not Provided for in this Agreement.   The Manager shall decide any and all questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

13.8   Further Assurances. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement.

13.9   Severability. If any portion of this Agreement is held illegal or unenforceable, the Members hereby covenant and agree that such portion or portions are absolutely and completely severable from all other provisions of this Agreement and such other provisions shall constitute the agreement of the Members with respect to the subject matter hereof.

13.10   Successors. Subject to the provisions hereof imposing limitations and conditions upon the transfer, sale, or other disposition of the Membership Interests, all the provisions hereof shall inure to the benefit of and be binding upon the heirs, successors, legal representatives, and assigns of the parties hereto.

13.11   Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts. This Agreement and any document executed and delivered in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or as an attachment to an electronic mail message in "pdf" or similar format, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

13.12   Section Headings. Section and other headings contained in this Agreement are for reference purposes only and are in no way intended to define, interpret, describe, or limit the scope, extent, or intent of this Agreement or any provision hereof.

13.13   Time. Time is of the essence of this Agreement.

13.14   Pronouns. All pronouns used in this Agreement in reference to any Person shall include the neuter, masculine, and feminine genders and the singular and the plural, as the context requires.

13.15   Acceptance of Prior Acts by New Members. Each Person becoming a Member, by becoming a Member, ratifies, affirms, and confirms, and agrees to be bound by, all actions duly taken by the Company, pursuant to the terms of this Agreement, prior to the date such person becomes a Member.

13.16   Company Property. The legal title to the assets now or hereafter acquired by the Company shall be owned, held, and operated in the name of the Company, and no Member, individually, shall have any ownership of such property.

13.17   No Strict Construction. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

13.18 Confidentiality. The Company and its Affiliates have invested and will continue to invest considerable effort and expense in their business and have taken steps and will continue to take steps necessary to protect the secrecy of their confidential information. Each Member acknowledges and agrees that such Member's interest in the Company will afford such Member an opportunity to acquire confidential information which is not generally available to the public and that the misappropriation, unauthorized use, or disclosure of such confidential information would cause irreparable harm to the Company and the Members. Each Member recognizes and agrees that the Company must take reasonable steps to safeguard the confidential information. Each Member agrees that it will hold in a fiduciary capacity for the benefit of the Company and the other Members, and shall not directly or indirectly use or disclose, except as authorized by the Company or otherwise required by law, any confidential information that such Member may have or acquire.

[signature page follows]

IN WITNESS WHEREOF, the undersigned Members have executed this Operating Agreement of Surf ATL LLC in their capacity as set forth below as of the date first set forth above.

MEMBERS:

SPENCER BROOME

Spencer Broome
_____
Signature

ROBERT HANSON

Robert Hanson
_____
Signature

[signatures of other Members set forth on separate Joinder Agreements]

JOINDER AGREEMENT

In consideration of the admission of the undersigned party as a Member of **Surf ATL LLC**, a Georgia limited liability company (the "Company"), the undersigned hereby joins in the Operating Agreement of Surf ATL LLC, dated August 25, 2021, which is incorporated herein by this reference (the "Operating Agreement"). The undersigned hereby agrees to be bound by the terms of the Operating Agreement and to abide by all of its provisions. This Joinder Agreement is binding upon the undersigned and the personal representatives, successors, and assigns of the undersigned and is for the benefit of the Company and all of its Members.

Witness the hand and seal of the undersigned this 1st day of January, 2022.

INVESTOR:

DAVID BRENING



_____
Signature

AGREED TO AND ACCEPTED BY:

SURF ATL LLC, a Georgia
limited liability company

By: _____Spencer Broome_____
Spencer Broome, *Manager*

Date: January 1, 2022

EXHIBIT A

MEMBERS AND UNITS

As of January 1, 2022

NAME	CAPITAL CONTRIBUTION	COMMON UNITS	PERCENTAGE INTEREST
Spencer Broome	Reflected in the Books and Records of the Company	26,666.67	53.34%
Robert Hanson[1]	Services Rendered	1,666.66	3.33%
David Brening[2]	Services Rendered	1,666.66	3.33%
Authorized, Unissued Units		20,000.01	40,000%
TOTAL		**50,000**	**100%**

---

[1] Robert Hanson's Units were issued and are subject to vesting pursuant to that certain Unit Award Agreement, dated as of August 25, 2021.

[2] David Brening's Units were issued pursuant to that certain Unit Award Agreement, dated as of January 1, 2022.